# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Faraday Future Intelligent Electric Inc., CIK 0001805521
CUSIP: 307359885
Title of class of securities: Class A Common Stock, par value $0.0001
Address of issuer's principal executive offices: 18455 S. Figueroa Street, Gardena, California (CA), 90248
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-24-036471
Filed by CIK 0001947975

## Reporting persons
- FF Adventures SPV XVIII LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 109; sole dispositive power 0; shared dispositive power 109; aggregate amount beneficially owned 109 (0% of the class)
  Comment: Please see note in Item 4(a).
- FF Vitality Ventures LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,397,339; sole dispositive power 0; shared dispositive power 3,397,339; aggregate amount beneficially owned 3,397,339 (3.4% of the class)
  Comment: Please see note in Item 4(a).
- FF Simplicity Ventures LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 525,650; sole dispositive power 0; shared dispositive power 525,650; aggregate amount beneficially owned 525,650 (0.5% of the class)
  Comment: Please see note in Item 4(a).
- ATW Partners Opportunities Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,923,098; sole dispositive power 0; shared dispositive power 3,923,098; aggregate amount beneficially owned 3,923,098 (3.9% of the class)
  Comment: Please see note in Item 4(a).
- Antonio Ruiz-Gimenez: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Spain (U3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,923,098; sole dispositive power 0; shared dispositive power 3,923,098; aggregate amount beneficially owned 3,923,098 (3.9% of the class)
  Comment: Please see note in Item 4(a).
- Kerry Propper: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,923,098; sole dispositive power 0; shared dispositive power 3,923,098; aggregate amount beneficially owned 3,923,098 (3.9% of the class)
  Comment: Please see note in Item 4(a).

## Item 1. Issuer
Name of issuer: Faraday Future Intelligent Electric Inc.
Address of issuer's principal executive offices:
18455 S. Figueroa Street
Gardena, CA 90248

## Item 2. Person Filing
Name of person filing:
FF Adventures SPV XVIII LLC*
FF Vitality Ventures LLC*
FF Simplicity Ventures LLC*
ATW Partners Opportunities Management, LLC*
Antonio Ruiz-Gimenez*
Kerry Propper*
Address of principal business office or, if none, residence:
1 Pennsylvania Plaza, Suite 4810
New York, New York 10119
Citizenship:
FF Adventures SPV XVIII LLC - Delaware
FF Vitality Ventures LLC - Delaware
FF Simplicity Ventures LLC - Delaware
ATW Partners Opportunities Management, LLC - Delaware
Antonio Ruiz-Gimenez - Spain
Kerry Propper - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
FF Adventures SPV XVIII LLC - 109*
FF Vitality Ventures LLC - 3,397,339*
FF Simplicity Ventures LLC - 525,650*
ATW Partners Opportunities Management, LLC - 3,923,098*
Antonio Ruiz-Gimenez - 3,923,098*
Kerry Propper - 3,923,098*

*The Class A Common Stock (the "Shares") of Faraday Future Intelligent Electric Inc. (the "Issuer") reported herein represents the approximate number of Shares which FF Adventures SPV XVIII LLC, FF Vitality Ventures LLC, and FF Simplicity Ventures LLC (each an "FF Entity," collectively the "FF Entities") can acquire within sixty (60) days through the conversion and/or exercise of certain warrants and convertible debt as of June 30, 2025. ATW Partners Opportunities Management, LLC (the "Adviser") serves as the investment manager to the FF Entities. Antonio Ruiz-Gimenez and Kerry Propper serve as the managing members of the Adviser (the "Managing Members," and collectively with each FF Entity and the Adviser, the "Reporting Persons"). By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares owned by the FF Entities.

The percent of class reported herein is based upon statements in the Issuer's Form 10-Q filed on May 9, 2025 plus the approximate total number of Shares that the Reporting Persons can acquire upon the conversion and/or exercise of warrants and/or convertible debt in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934.

This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Person's pecuniary interest, if any, therein.
Percent of class:
FF Adventures SPV XVIII LLC - 0.0%*
FF Vitality Ventures LLC - 3.4%*
FF Simplicity Ventures LLC - 0.5%*
ATW Partners Opportunities Management, LLC - 3.9%*
Antonio Ruiz-Gimenez - 3.9%*
Kerry Propper - 3.9%*
Sole power to vote or to direct the vote:
FF Adventures SPV XVIII LLC - 0
FF Vitality Ventures LLC - 0
FF Simplicity Ventures LLC - 0
ATW Partners Opportunities Management, LLC - 0
Antonio Ruiz-Gimenez - 0
Kerry Propper - 0
Shared power to vote or to direct the vote:
FF Adventures SPV XVIII LLC - 109*
FF Vitality Ventures LLC - 3,397,339*
FF Simplicity Ventures LLC - 525,650*
ATW Partners Opportunities Management, LLC - 3,923,098*
Antonio Ruiz-Gimenez - 3,923,098*
Kerry Propper - 3,923,098*
Sole power to dispose or to direct the disposition:
FF Adventures SPV XVIII LLC - 0
FF Vitality Ventures LLC - 0
FF Simplicity Ventures LLC - 0
ATW Partners Opportunities Management, LLC - 0
Antonio Ruiz-Gimenez - 0
Kerry Propper - 0
Shared power to dispose or to direct the disposition:
FF Adventures SPV XVIII LLC - 109*
FF Vitality Ventures LLC - 3,397,339*
FF Simplicity Ventures LLC - 525,650*
ATW Partners Opportunities Management, LLC - 3,923,098*
Antonio Ruiz-Gimenez - 3,923,098*
Kerry Propper - 3,923,098*

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I - JOINT FILING STATEMENT

## Signatures
- FF Adventures SPV XVIII LLC: /s/ Kerry Propper, Kerry Propper, a Managing Member of its Manager (08/14/2025)
- FF Vitality Ventures LLC: /s/ Kerry Propper, Kerry Propper, a Managing Member of its Manager (08/14/2025)
- FF Simplicity Ventures LLC: /s/ Kerry Propper, Kerry Propper, a Managing Member of its Manager (08/14/2025)
- ATW Partners Opportunities Management, LLC: /s/ Kerry Propper, Kerry Propper, Managing Member (08/14/2025)
- Antonio Ruiz-Gimenez: /s/ Antonio Ruiz-Gimenez, Individually (08/14/2025)
- Kerry Propper: /s/ Kerry Propper, Individually (08/14/2025)